Exhibit 99.2

A supplement dated 2 November 2006 to the Prospectus dated 13 January 2006 in connection with the following Programme has been approved by the UK Listing Authority and is available for viewing:

Imperial Tobacco Finance PLC & Imperial Tobacco Finance (2) PLC €10,000,000,000 Debt Issuance Programme Guaranteed by Imperial Tobacco Group PLC

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4845l_-2006-11-2.pdf

For further information, please contact

Mathew Slade

Deputy Group Treasurer

Imperial Tobacco Group PLC

PO Box 244

Southville

Bristol

BS99 7UJ

Telephone : +44 (0) 117 963 6636

Fax : +44 (0) 117 966 7957

Email : treasury@uk.imptob.com

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus as supplemented may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Copies of our announcements are available on our website:  www.imperial-tobacco.com

END